PART II


OFFERING MEMORANDUM DATED June 27, 2024

Team SR2, Inc.
PO BOX 91, PAYETTE, ID 83661
www.stingrayrobb.com

Up to $1,234,999.68 or 1,210,784 shares of Class B Common Stock, plus up to 484,313 "Bonus Shares" available to early investors for no additional consideration*

Target Investment Amount: $10,000.08

Minimum Investment: $200.00 ($204.00 including the $4.00 Investor Transaction Fee)◊


Team SR2, Inc., a Nevada corporation ("SR2", "Team SR2", "the Company," "we," or "us"), is offering up to $1,234,999.68 worth of Class B Common Stock, including an Investor Transaction Fee of 2.0% to the Company not to exceed $100.00 per transaction (up to $24,215.68, if fully subscribed). The minimum target amount under this Regulation CF offering is $10,000.00 (the "Target Amount"). The company must reach its Target Amount of $10,000.08 by February 28, 2025**. Unless the company raises at least the Target Amount of $10,000.00 under the Regulation CF offering by February 28, 2025, no securities will be sold in this offering, investment commitments will be canceled, and committed funds will be returned. Each investor must purchase a minimum of $200.00 worth of shares (200 shares), plus a 2.0% Investor Transaction Fee (total of $204.00).

*Nature of amendment: addition of two new time-based equity perks

The Offering is being made through DealMaker Securities LLC (the "Intermediary") on its platform. The Intermediary will be entitled to receive fees related to the purchase and sale of the Securities. The rights and obligations of any Purchasers of the Securities must complete the purchase process through the Intermediary. All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "Escrow Agent") until the Target Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment up to 48 hours prior to February 28, 2025 (the "Offering Deadline"), or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company's offer to sell the Offered Shares at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$ 200.00	$ 17.34	$ 186.66
Investor Fee	$ 4.00		
Aggregate Maximum Offering Amount	$ 1,235,000.00	$ 104,975.00	$ 1,130,025.00

(1) DealMaker Securities LLC charges commissions of eight percent (8.5%) of the Offering proceeds including the Investor Transaction Fee. This excludes fees to the Issuer's advisors, such as attorneys and accountants. Also, excludes $10,000 set up fee and $2,000 per month maintenance fee.

Investors will be required to pay an Investor Processing Fee of 2.0% to the Company at the time of the subscription to help offset transaction costs. The Broker will receive a cash commission on this fee. All investments will have a maximum Investor Processing Fee of $100.00, which represents the fee for a $5,000.00 investment.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in this disclosure document and the company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

TABLE OF CONTENTS

THE COMPANY AND ITS BUSINESS

Overview

At a high level, Team SR2, Inc is Company in the motorsports industry, spanning racing, merchandise, and faith-based marketing. At its core, Team SR2 was founded to manage the racing career of Sting Ray Robb, an IndyCar driver. Sting Ray is also a devout Christian and uses his fame, platform, and celebrity to promote Christianity both within the motorsports industry and elsewhere.

Sting Ray Robb

Sting Ray started chasing his dream and began kart racing at age 5. Over the next ten years he garnered several National Titles and was twice ranked the number one US Driver in his age group. He remains the only Triple

Crown winner - having won the Florida Winter Tour Championship, the CanAm Championship and the Challenge of the Americas Championship all in the same year. He earned a much coveted seat on Team USA in three consecutive years that allowed him to compete in Spain, Portugal and Italy. His transition to formula open wheel began at the Skip Barber Karts to Cars Shootout, where he was the recipient of the Bryan Herta Scholarship and named the Winter Series Rookie of the Year. That scholarship enabled him to transition to the Road to Indy at the age of 15.

Sting Ray's Road to Indy is a testament to his determination and passion for racing. His dedication to the sport has garnered numerous honors, trophies, podiums, and championships along the way. As a young and true American racing driver, Sting Ray has proven himself against the world's best at every level.

His solid performance continued in 2020 when Sting Ray won the Indy Pro 2000 CHAMPIONSHIP. He finished that Championship season with: 5 Poles, 7 Victories, 11 Podiums, 5 Fastest Laps, 4 Track Records and was the only driver to complete all 485 laps, along with leading the most laps for the entire season.
That Indy Pro Championship provided Sting Ray the opportunity to transition to Indy Lights where he successfully piloted the Andretti Autosport #2 to the 2022 Indy Lights VICE CHAMPIONSHIP. Sting Ray finished the 2022 season with 11 Top Five finishes, 8 Podiums, 4 Fastest Laps, 2 Poles, 1 Win, 99% Laps Completed. Sting Ray is now realizing his dream of driving in the NTT IndyCar Series piloting the #51 Dale Coyne Racing with Rick Ware Racing IndyCar.

Sting Ray's name is no coincidence – he was born to race. He doesn't just have a natural ability and passion behind the wheel, but he has worked painstakingly to perfect his craft. With every race, he proves that he is a force to be reckoned with. As a driver, Sting Ray is known for his consistent skill on the track, his fierce competitive spirit, and his unwavering determination. He is a true inspiration to aspiring young drivers around the globe, proving that with hard work and dedication, dreams can become a reality (even a kid from small town Idaho can make it to IndyCar – proving all things are possible with God!)

AJ Foyt Racing

AJ Foyt Racing is a well-known and historic team in American motorsports, particularly in the IndyCar Series. The team is named after its founder and legendary racing figure, A.J. Foyt. A.J. Foyt is a retired American racing driver who achieved success in various motorsports disciplines, including IndyCar, NASCAR, and sports car racing. AJ Foyt Racing was established by A.J. Foyt, and it has a rich history dating back to the 1960s. Foyt, a four-time Indianapolis 500 winner and a seven-time IndyCar champion, formed the team to compete in various racing series. The team has primarily been involved in open-wheel racing, particularly in the IndyCar Series. Over the years, AJ Foyt Racing has competed in different iterations of the IndyCar series, including the USAC Championship, CART, and the current IndyCar Series.

Historically, AJ Foyt Racing has been associated with numerous talented drivers throughout its history. Some notable names who have driven for the team include A.J. Foyt himself, Gil de Ferran, Kenny Brack, Scott Sharp, Vitor Meira, and Takuma Sato, among others. The team has celebrated success in major events, with A.J. Foyt being the first driver to win the Indianapolis 500 four times (1961, 1964, 1967, 1977). The team has also secured victories in other IndyCar races. Like many IndyCar teams, AJ Foyt Racing is involved in various aspects of racing, including car development, engineering, and race strategy. The team is based in Waller, Texas.

Pray.com

In 2024, Pray.com, a Christian social media networking services and mobile app, announced that it had entered into a sponsorship agreement with Team SR2, Inc. As Sting Ray's primary sponsor, Pray.com's name and logo will be on Sting Ray's No. 41 Chevy IndyCar. As a part of the sponsorship, Pray.com will use its community of over 15,000,000 subscribers to promote Sting Ray's faith, evangelism, and racing career.

Indy Car Industry

IndyCar, short for the Indy Racing League, is a premier open-wheel racing series in North America. Founded in 1994, it was originally known as the Indy Racing League but rebranded as IndyCar Series in 2003. The series is sanctioned by INDYCAR, the governing body of the sport.

History: The IndyCar Series traces its roots back to the formation of the Indy Racing League (IRL) in 1994 by Indianapolis Motor Speedway owner Tony George. The IRL aimed to create a cost-effective and competitive open-wheel racing series. In 2008, the IndyCar Series and the Champ Car World Series (formerly known as CART) merged, unifying the major open-wheel racing factions in North America.

Racing Format: IndyCar races are typically held on a variety of track types including ovals, road courses, and street circuits. The series is known for its diverse racing calendar that includes iconic events such as the Indianapolis 500, Long Beach Grand Prix, and the Grand Prix of St. Petersburg.

Cars: IndyCar features single-seater, open-wheel race cars that are specially designed for high-speed racing. The chassis and aerodynamics are tightly regulated by the series to ensure close competition and safety. Currently, two manufacturers, Dallara and Honda, supply the chassis and engines respectively.

Technology: While the cars may appear similar, there's a lot of technology at play in IndyCar racing. Advanced aerodynamics, hybrid powertrains, and safety features are constantly evolving to improve performance and protect drivers.

Drivers: IndyCar attracts top talent from around the world. The series has seen drivers from various backgrounds, including former Formula 1 competitors, champions from other racing disciplines, and rising stars. Notable drivers in recent years include Scott Dixon, Josef Newgarden, Alexander Rossi, and Will Power.

Points System: IndyCar uses a points system to determine the season champion. Points are awarded based on finishing position in each race, with additional points for leading laps and other achievements.

Indy 500: The Indianapolis 500 is one of the most prestigious events in motorsports and is often considered the crown jewel of the IndyCar Series. It takes place annually at the Indianapolis Motor Speedway and is part of the Triple Crown of Motorsport.

Competition: The level of competition in IndyCar is fierce. Races are often closely contested with wheel-to-wheel action and strategic battles. The series has a reputation for producing thrilling finishes and unexpected outcomes.

Fan Base: IndyCar has a dedicated fan base, particularly in North America, but also enjoys international viewership. The Indianapolis 500, in particular, is one of the most prestigious races in motorsport and attracts fans from all over the world.

Safety: Safety is a top priority in IndyCar. The series has made significant advancements in driver safety over the years, including the implementation of the SAFER Barrier, HANS device, and other safety innovations to reduce the risk of injury during crashes.

Lines of Business

There are four major focus areas to Team SR2's business model: 1) Sting Ray the Driver 2) Evangelism, 3) Merchandising, and 4) Motorsports Team.

1) Sting Ray the Driver

In his capacity as a driver for the AJ Foyt Racing team, Sting Ray will be eligible to earn prize money based on how he places in races. He also earns a salary as a driver for his IndyCar team. He may also earn sponsorship revenue and other appearance related fees for participating in and attending events and other endorsements. A portion of these earnings will flow into Team SR2, Inc. and be treated as revenue for the Company. A portion of Sting Ray's revenues from certain categories such as driver salary, endorsements, image rights, merchandise sales, etc. are to be paid to a related party entity known as the Sting Ray Investment Fund ("SRIF"). Because of this, not all of Sting Ray's Revenues will stay in the Team SR2, Inc. entity. More details of this arrangement can be found below under Related Party Transactions.

2) Evangelism

While Sting Ray has not yet earned any revenue from his evangelism, he leverages his platform and social media reach to spread the word of God and Christianity. Sting Ray believes that "Success is an Attitude" and that prayer comes first, followed up with values, vision, and mission. Sting Ray believes that we are all called to serve as God's ambassadors. While racing in IndyCar, Sting Ray is utilizing his platform in motorsports to support and promote programs and missions that put "Jesus in the fast lane, literally". Sting Ray's goal is to plant seeds, be a role model and continue to share the love of Jesus and the hope we have in Him.

3) Merchandising

Sting Ray and Team SR2 have a history of selling Sting Ray branded merchandise, both online and at various motorsports and non-motorsports events. As Sting Ray's platform and presence grow, the Company expects that merchandise revenue will grow for the business and be an even larger part of revenues.

4) Motorsports Team

Team SR2 with its unique and dynamic driver, Sting Ray Robb, has access to over 85 million consumers and individuals through the IndyCar market and the Pray.com community. The growth of the IndyCar market and Sting Ray's career brings to focus many business opportunities for Sponsors, Driver, Investors, Partners, Broadcasters, and Industry Stakeholders. Team SR2 has a vision in the growth of IndyCar and the overall sports discipline of motor racing.

Since 2020, the global motorsports market has grown in popularity by double digits annually reaching $5.2 Billion dollars in 2022 with the growth concentration in America projected to continue its increase by nearly 8% annually through 2030. This growing interest has created various opportunities, allowing our team to focus on ideal investments within the sport.

Based on the successful efforts of this capital raise campaign and subsequent campaigns, Team SR2 is exploring fielding its own IndyCar team in the mid-term future. This exciting venture would be the culmination of years of management and driver experience in motorsports and involves multiple levels of expertise in team management, technical and pit crew, engineering, support staff, public relations, marketing and media campaigns.

The Series: NTT IndyCar Series is a standout in the motorsports industry for providing a more fan-engaging experience giving fans unparalleled access to the IndyCar drivers aiding in the increase of the fan base annually. This in turn gives partners, stakeholders and corporate investors the industry's farthest-reaching 7-month, coast-to-coast marketing vehicle. Ultimately providing investors and stakeholders with a greater potential ROI from corporate partnerships.

IndyCar has proven to be an exceptional investment opportunity and offers advantages in the industry compared to other motorsports markets: the diverse locations and format of race venues (street races, fixed road courses, ovals), the number of races annually, the fan diversity, the fan experience, the metrics for fan loyalty to sponsor brands, room for growth (projected fan increase of nearly 8% annually through 2030), and levels of social-media engagement are exceptionally high metrics. The fully integrated marketing format of IndyCar allows companies to reach a broad ranging fan base of men, women and children of all ages, including well-educated, highly brand-loyal consumers.

An IndyCar fielded by Team SR2 would consist of professionals from every aspect of motorsports, funded initially by investors in this Offering and future offerings. Team SR2 would focus on providing a top tier team and car so our driver(s) can focus on driving and finishing well. Additional revenue from a Team SR2 IndyCar team would include prize monies, sponsorships, network broadcast proceeds, merchandise sales, owner / series charter benefits, series / sanctioning body incentives and prizes as well as engine manufacturer programs.

Employees

The company currently has 2 full-time and 3 part-time employees.

Litigation

The company is not involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

Property

Team SR2 currently rents a small office space in Idaho, but the majority of the team is remote as they are constantly traveling for various motorsports and faith-based events.

Perks

Time-Based Perks

Investors in this Offering will have the ability to earn bonus shares of the company's Class B Common Stock. The percentage of bonus shares available to an investor will change based on when they invest.

The below table indicates the available bonuses percentages based on when someone invests:

Bonus Tier	Time	Bonus Shares
Private Live	First one (1) to fourteen (14) days	20%
Bonus Tier 1	First fifteen (15) to twenty-eight (28) days	15%
Bonus Tier 2	First twenty-nine (29) to forty-two (42) days	10%

Notes on Bonus Tiers:

The Private Live bonuses begin on the SEC Accepted Date.

a) The 1st 14 days begins upon the filing of the Form C being reflected on the SEC's EDGAR System, and concludes on the 14th day at 11:59 pm PST (6:59 am UTC the next day (UTC+7)). Each subsequent period begins at the conclusion of the previous period and lasts until 11:59 pm PST (6:59 am UTC the next day (UTC+7)) fourteen days later.

b) The Company is not issuing partial shares. Any calculation of bonus shares to be issued, whose product reflects the issuance of a partial share, will be rounded down, to the nearest whole share and issued to the Purchaser at the close of the Offering.

Volume-Based Perks

Investors in this Offering can also earn bonus shares if they invest above a certain dollar amount. The below table indicates the available bonus percentages:

Dollar Amount	Shares	Bonus Shares
$1,000.00 or more	1,000 or more	5%
$10,000.00 or more	10,000 or more	10%
$50,000.00 or more	50,000 or more	15%
$100,000.00 or more	100,000 or more	20%

The bonuses from the volume-based perks are stackable with the bonus share percentage received from time-based perks. Therefore, this makes 40% bonus shares the highest percentage bonus shares available to an investor on a single investment. By way of example, the maximum number of bonus shares could be achieved if someone invests within the first 2 weeks (20% time-based bonuses from Private Live) and they invest more than $100,000 (20% volume-based bonus).

Mid-Campaign Perks

Investors in this Offering are eligible to earn additional bonus shares based on when they invest in the middle of the campaign:

Bonus Tier	Time	Bonus Shares
Mid Campaign 1	June 28 – July 11	10%

Mid Campaign 2	July 12 – July 25			5%		

Mid-campaign perks stack with volume-based perks, making 30% bonus shares the highest percentage bonus available for a single investment.

Non-Equity Perks

Investors in this Offering can also earn non-equity if they invest above a certain dollar amount. The below table indicates the available non-equity perks:

Dollar Amount	Hat[1]	Jersey[2]	Race Tickets[3]	Race Hospitality[4]	Name on Car[5]	Trip[6]
$1,000.00 or more	X					
$2,500.00 or more	X	X				
$10,000.00 or more	X	X	X			
$25,000.00	X	X	X	X		
$50,000.00 or more	X	X	X	X	X	
$100,000.00 or more	X	X	X	X	X	X

1 – Sting Ray Robb Hat
2 – Sting Ray Robb Jersey
3 – Tickets for 2 to any IndyCar Race (Maximum $500 in value)
4 – Access to Race Hospitality (Breakfast, Lunch, Drinks, VIP area) to a select IndyCar Race
5 – Your name printed on Sting Ray's Car for one IndyCar race
6 – Trip for 2 to an IndyCar Race. Roundtrip plane tickets, hotel, race tickets, race hospitality, paddock visit, dinner with the team. (Maximum $10,000 in total value). Perks 3 & 4 included in this and are not duplicative.

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

We have limited operating and financial history

Our company was founded in 2016 and has limited operational and financial history. We have not had any operating profits since inception and we have had minimal revenues in 2022 and 2023. While in 2024 we expect to recognize more revenue, we still anticipate having negative net income.

We expect both revenue growth and margin expansion as we expand our business lines and if Sting Ray has continued success on and off the racetrack. If we do decide to field our own IndyCar team, we expect increased operating losses due to the costs associated with setting up a team and the infrastructure that comes with it.

We may need to raise additional capital, which might not be available or might be available only on terms unfavorable to us or our investors.

In order to continue to operate and grow the business, we will likely need to raise additional capital beyond this current financing round by offering shares of Common or Preferred Stock and/or other classes of equity. We cannot assure you that the necessary funds will be available on a timely basis, on favorable terms, or at all, or that

such funds, if raised, would be sufficient. The level and timing of future expenditure will depend on a number of factors, many of which are outside our control. If we are not able to obtain additional capital on acceptable terms, or at all, we may be forced to curtail or abandon our growth plans, which could adversely impact the Company, its business, development, financial condition, operating results or prospects.

We rely on a small management team to execute our business plan, and may be required to raise additional capital in order to grow our revenues.

Our management team is currently small and consists of only three full-time individuals. Our driver Sting Ray Robb's experience and connections in the motorsports industry are vital for us to both grow as a company and to raise funds. Without him, we would struggle to attract capital and have meaningful revenue. Additionally, we rely on Sting Ray and his platform to help raise funds for the Company until we are generating significant revenue to cover our costs and growth plans. As we continue to grow and scale our business, we might be required to raise debt or equity financing in order to hit profitability.

Our failure to attract and retain highly qualified personnel in the future could harm our business.

As the Company grows, it will be required to hire and attract additional qualified professionals, especially those who are experienced in IndyCar and the motorsports industry. The Company may not be able to locate or attract qualified individuals for such positions, which will affect the Company's ability to grow and expand its business.

The long-term success of our business relies on us fielding our own IndyCar team.

While we currently have several revenue streams for the business, our ability to properly scale revenue and grow value for our investors relies almost entirely on our ability to field our own IndyCar team. Success in doing this is far from assured, as there is a limited number of spaces available for cars and drivers in IndyCar. If we fail at fielding our own team, we may not succeed as a company and may have to cease operations.

A large portion of Sting Ray's earnings will be distributed to a related party entity

Sting Ray Robb has signed an agreement with an investment fund, Sting Ray Investment Fund ("SRIF"), whereby a portion of his earnings will be paid back to investors in the fund. This arrangement will limit the amount of Sting Ray's earnings and revenues that will ultimately remain in the Team SR2, Inc. entity.

Risks Related to the Securities in this Offering

There is no current market for any shares of the Company's stock.

There is no formal marketplace for the resale of any of the Company's Common Stock. Shares of Common Stock may be traded on the over-the-counter market to the extent any demand exists. Investors should assume that they may not be able to liquidate their investment for some time or be able to pledge their shares as collateral. The Company currently has no plans to list any of its shares on any OTC or similar exchange.

Investors in this offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreement.

Investors in this offering will be bound by the subscription agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the Company arising out of or relating to the agreement, including any claims made under the federal securities laws. By signing the agreement, the investor warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor's jury trial rights following consultation with the investor's legal counsel.

If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Delaware, which governs the agreement, by a federal or state court in the State of New York. In

determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement. You should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement.

If you bring a claim against the Company in connection with matters arising under the agreement, including claims under the federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the Company. If a lawsuit is brought against the Company under the agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.

Nevertheless, if the jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms the agreement with a jury trial. No condition, stipulation or provision of the subscription agreement serves as a waiver by any holder of the Company's securities or by the Company of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws.

In addition, when the shares are transferred, the transferee is required to agree to all the same conditions, obligations and restrictions applicable to the shares or to the transferor with regard to ownership of the shares, that were in effect immediately prior to the transfer of the shares, including but not limited to the subscription agreement.

Our valuation and our offering price have been established internally and are difficult to assess.

The company has set the price of its Class B Common Stock at $1.00 per share, plus a 2.0% Investor Transaction Fee, see "Securities Being Offered" for further details on this fee. This fee is intended to offset transaction costs and though this fee is counted towards the amount the Company is seeking to raise under Regulation Crowdfunding and the limit each investor may invest pursuant to Regulation Crowdfunding, we did not value it in determining our valuation. Including this fee will increase our valuation for which you are paying for shares in our company accordingly. Valuations for companies at this stage are generally purely speculative. Our valuation has not been validated by any independent third party and may decrease precipitously in the future. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of a start-up company. The issuance of additional shares of Common Stock, or additional option grants may dilute the value of your holdings.

Using a credit card to purchase shares may impact the return on your investment as well as subject you to other risks inherent in this form of payment.

Investors in this offering have the option of paying for their investment with a credit card, which is not usual in the traditional investment markets. Transaction fees charged by your credit card company (which can reach 5% of transaction value if considered a cash advance) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the shares you buy. See "Plan of Distribution and Selling Securityholders." The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (e.g. minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, as in this offering, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment.

The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018 entitled: Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

DIRECTORS, EXECUTIVE OFFICERS AND EMPLOYEES

This table shows the principal people on the company's team:

Name	Position	Term of Office	Approx. hours per week (if not full time)

Executive Officers:

Kimmie Serrano	CEO	2016 – Present	Full-time
Larry Robb	President	2016 – Present	Full-time

Directors:

Kimmie Serrano	Director	2016 – Present	Full-time
Larry Robb	Director	2016 – Present	Full-time
Sting Ray Robb	Director	2016 – Present	Full-time

Significant Employees:

Pieter Rossi	Athlete Manager	2023 – Present	10
Johnny Baker	Director of Trackside Support	2023 – Present	10

Sting Ray Robb, Driver and Director

Sting Ray started chasing his dream and began kart racing at age 5. Over the next ten years he garnered several National Titles and was twice ranked the number one US Driver in his age group. He remains the only Triple Crown winner - having won the Florida Winter Tour Championship, the CanAm Championship and the Challenge of the Americas Championship all in the same year. He earned a much coveted seat on Team USA in three consecutive years that allowed him to compete in Spain, Portugal and Italy. His transition to formula open wheel began at the Skip Barber Karts to Cars Shootout, where he was the recipient of the Bryan Herta Scholarship and named the Winter Series Rookie of the Year. That scholarship enabled him to transition to the Road to Indy at the age of 15.

Kimmie Serrano, Chief Executive Officer and Director

In addition to being a driving force behind Sting Ray's racing career, Kimmie offers over 30 years of successful marketing, advertising, construction and business management experience. She has managed, operated and marketed a variety of businesses including a mid-size architectural firm, large multi-family residential complex, development land, commercial investment properties and for the past 20 years as co-owner of a small-town grocery store. While working at her full-time jobs, Kimmie has been directly involved in the business, PR and management of Sting Ray's career.

The skills and knowledge Kimmie has gained throughout the years of managing and directing Sting Ray's motorsports career will prove invaluable as the team moves forward in their program. Team coordination, scheduling, travel, hospitality, customer service, marketing, public relations, event coordination & planning as well as media communications are all essential skills that she provides to Team SR2.

Kimmie is also committed to being involved in her community and church as a member of numerous committees and boards. As an avid Idaho outdoor enthusiast, when not trackside at races, she enjoys the great outdoors through mountain biking, golfing, big game hunting, snow skiing and water sports with friends and family.

Larry Robb, Director

For the past 17 years, Larry has dutifully served as Sting Ray's chief of transportation and lead mechanic (during the karting years) assisting with the win of numerous championships, honors and awards as Sting Ray moved up the ranks through karting and into cars.

In addition to being the pit crew, support staff and chief mechanic for Sting Ray, Larry worked a full-time job in the grocery industry. With over 42 years in the grocery business, Larry served in many capacities. His wide array of experience in every position eventually led to his involvement in store planning, design and development. During his 21 year tenure with Albertsons, Larry served as a "turn around" manager. His task was to take on management of underperforming stores and turn them into profit centers. After retiring from Albertsons, Larry took on a position with Associated Food Stores (AFS) as a Retail Operations Manager of the Boise Division. He assisted over 90 stores throughout the Northwest in evaluating their grocery business and increasing their gross profits through improved schematics, purchasing, products, marketing, and customer service.

After serving for with AFS, Larry was offered the opportunity to purchase one of the stores that he'd been assisting during his tenure with AFS. He jumped at the opportunity and enjoyed the incredible experience of store ownership for 20 years. Larry served as a fierce advocate for his employees and his customers. While co-managing the grocery store with Kimmie, Larry also served as the mechanic, coach, and biggest advocate to Sting Ray throughout his karting career and remains one of his biggest supporters to date!

As part of his commitment to community and his team, Larry served on several committees and Boards that include: Associated Food Stores Board of Directors; Associated Food Stores Chairman of the Hispanic Board; Intermountain Community Bank Advisory Board; Treasure Valley Community College Foundations Board; Member of Rotary, Lions, Chamber of Commerce.

Pieter Rossi, Motorsport Consultant & Athlete Manager

Pieter, a Northern California native resides in Nashville, Tennessee. Pieter's background is over 20 years in the construction, architecture, and the real estate industry. After a lot of success, Pieter sold his construction firm in 2011, allowing him the time to pursue his other business and motor racing passions, but he remains very active with his real estate and technology investments in California, Tennessee and Florida.

Pieter founded Team Rossi Motorsports, LLC in 2005, a leading motorsports firm that managers the sporting and commercial rights of professional race car driver, Alexander Rossi (Pieter's son). Pieter recognizes the importance of long-term relationships, and this is evident by his vast business network and contacts in the global motorsports industry.

In 2009 Pieter founded ARF1 Investment Fund, a successful investment fund formed to support the junior categories of Alexander's pursuit to Formula One. Alexander (32) achieved his goals as Formula 1 reserve driver from 2010 – 2014, racing for Manor F1 team in 2015 and 2016 Indy 500 Champion. Alexander is 9-time winner competing in NTT IndyCar series with Andretti | Honda from 2016 – 2022 and current driver for Arrow McLaren | Chevrolet IndyCar Team.

Pieter is also CEO and Co-Founder of One Motorsports Marketing and Management, LLC (1MMM). 1MMM is successful motorsport management and advisory firm that manages and promotes several talented race car drivers; including racing sensation and Idaho native Sting Ray Robb. Since 2018 1MMM has managed Sting Ray's career and built the business plan and successful investment fund as enabled him to climb through the racing ranks. Sting Ray is the 2024 pilot of the #41 for AJ Racing IndyCar Team | Chevrolet, with Penske Racing technical alliance.

Jonny Baker – Director of Trackside Support

Jonny Baker has turned setbacks into opportunities. A British expatriate, he initially came to the United States as a race car driver. While his driving skill would take him only so far, there was no slowing down his passion for motorsports. He turned to the business side, recruiting, and developing drivers and building a kart racing program at a racetrack in Florida. Those experiences led to launching CoForce, which evolved into a digital marketing and video production agency that specializes in serving the motorsports industry. Clients include Indianapolis 500 winners, IndyCar champions and Fortune 500 companies. He focuses on bringing in new business and managing those relationships while ensuring the company operates effectively. He's passionate about motorsports, and enjoys being able to tell people stories within the industry.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

The following table describes our capital structure as of March 2024:

Class of Equity	Authorized Limit*	Issued and Outstanding†	Committed, Not-issued*	Available
Class A Common Stock	9,999,999	9,999,999	0	0
Class B Common Stock	10,000,000	0	0	10,000,000

USE OF PROCEEDS

The Company anticipates using the proceeds from this offering in the following manner:

	If Target Offering Amount Sold		If Max Offering Amount Sold	
Total Raise		**%**		**%**
Offering Expenses	$ 10,000.00		$ 1,235,000	
Commissions & Variable Expenses	$ 850.00	8.50%	$ 104,975	*8.50%*
Fixed Costs	$ 17,500.00		$ 17,500	
Net Proceeds	**$ (8,350)**		**$ 1,112,525**	
Use of Proceeds	**Amount**	**%**	**Amount**	**%**
Payroll	$ 0.00	25%	$ 278,131	25%
Marketing & Advertising	$ 0	25%	$ 278,131	25%
General & Administrative	$ 0	25%	$ 278,131	25%
Debt Repayment	$ 0	25%	$ 278,131	25%
Total Use of Proceeds	**$ 0.00**		**$ 1,112,525**	

The amounts above have been rounded to the nearest whole dollar in the case of the maximum amount sold. The identified uses of proceeds are subject to change at the sole direction of the officers and directors based on the business needs of the Company.

FINANCIAL DISCUSSION

Our financial statements can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part. The financial statements were reviewed by SetApartFS. The following discussion should be read in conjunction with our reviewed financial statements and the related notes included in this Offering Memorandum.

Operating Results

For the fiscal year ended December 31, 2023, the Company had revenues of $1,803,330 compared to the year ended December 31, 2022, when the Company had revenues of $176,858. The largest increase in these revenues was related to increased sponsorship and driver revenues received from Sting Ray Robb.

In 2023, the Company recognized $5,579,651 in operating expenses, as compared to $168,429 in operating expenses for 2022, representing a 920% increase. This increase was primarily due to fees paid to Dale Coyne Racing and AJ Foyt Racing for driver fees owed to each racing team.

Liquidity and Capital Resources

As of December 31, 2023, the Company had cash on hand of $42,188. This is compared to as of December 31, 2022, when the Company had cash on hand of $570,429.

Since inception in 2016, the Company has not conducted any equity financing rounds, but has taken on a number of loans in order to fund operations and payments to racing teams for driver fees. Additionally, the Company has recognized revenue which has helped with liquidity needs. Details of the Company's outstanding debt can be found below in the Indebtedness section of this Offering Memorandum.

The Company currently has no other sources of capital beyond revenue from operations, additional debt, and planned equity financing rounds.

Plan of Operations

While the Company has generated revenues since inception, they have been unable to show consistent profit or net income since inception. The Company continues to focus on growing its various business lines, which include driver revenues and merchandise, with the goal of growing top line revenue over the coming months and years. Additionally, as discussed above, the Company is exploring fielding its own IndyCar team, which could bring significant revenue into the Company.

Previous debt raised by the Company has enabled it to sustain operating losses while also growing its costs and employee base. The Company anticipates continued operating losses in the coming 18-24 months as it focuses growing revenue and expanding its business lines.

As laid out in the Use of Proceeds section of this Offering Circular, the Company intends use proceeds of this raise for payroll, marketing, general operations, and the repayment of outstanding debt.

The Company anticipates that it will need to continue to raise capital within 2-4 months after this Offering in order to continue with the aforementioned plan of operations.

RECENT OFFERINGS OF SECURITIES

The Company has not conducted any offerings of securities since its date of inception of December 12, 2016.

INDEBTEDNESS

As of December 31, 2023, the Company has the following outstanding debt:

Debt Type	Principal Amount	Interest Rate	Loan Fee	Maturity Date
Promissory Note Payable	$1,900,000	N/A	10%	10/1/2023
Promissory Note Payable	$1,250,000	N/A	10%	9/1/2024
Guarantor Promissory Note	$400,000	N/A	10%	N/A
Related Party Loan Payable	$100,000	6%	N/A	1/1/2025
Total	**$3,650,000**			

RELATED PARTY TRANSACTIONS

The Company's Director and Driver, Sting Ray Robb has signed an agreement with SR Investment Fund, LLC ("SRIF"), an investment vehicle that as of March 1, 2024, has raised $5,600,000. SRIF is managed by Kimmie Serrano and Larry Robb, who are also officers and directors of Team SR2, LLC. This investment vehicle has the obligation to pay a portion of Sting Ray's earnings after operating expenses back to its investors. Because of this agreement, Team SR2, LLC will be limited in the amount of Sting Ray's earnings it can receive.

On February 21, 2023, the Company entered into a loan agreement in the amount of $100,000 with Gregg Davis, the brother of Kimmie Serrano, the CEO and Director of the Company. The loan bears an interest rate of 6% per annum and has a maturity date set on January 1, 2025. As of December 31, 2023, the outstanding balance of the loan is $100,000.

Sting Ray Robb, the driver and a Director of the Company, has signed a Driver Management Agreement with Team SR2 LLC. The agreement commenced on September 5, 2019 and expires on December 31, 2033.

SECURITIES BEING OFFERED AND RIGHTS OF THE SECURITIES OF THE COMPANY

The following descriptions summarize important terms of our capital stock. This summary reflects the company's Certificate of Incorporation, as amended, and does not purport to be complete and is qualified in its entirety by the Certificate of Incorporation and its Bylaws. For a complete description of the company's capital stock, you

should refer to our Certificate of Incorporation and our Bylaws and applicable provisions of the Delaware General Corporation Law.

General

Class of Security	Class A Common Stock
Securities Authorized	9,999,999
Securities Outstanding	9,999,999
Voting Rights	The holders of the Class A Common Stock are entitled to one vote for each share of Class A Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of capital stock of the Company representing a majority of the votes represented by all outstanding shares of capital stock of the Company entitled to vote.
Other Rights & Terms	The holders of record of a majority of the shares of Class A Common Stock shall be entitled to elect all of the directors of the Corporation. Any director elected as provided in the preceding sentence may be removed with or without cause by, and only by, the affirmative vote of the holders of a majority of the shares of Class A Common Stock, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of the holders of a majority of the shares of Class A Common Stock. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the shares of Class A Common Stock shall constitute a quorum for the purpose of electing such director. A vacancy in any directorship filled by the holders of Class A Common Stock shall be filled only by vote or written consent in lieu of a meeting of the holders of Class A Common Stock or by any remaining director or directors elected by the holders of the Class A Common Stock pursuant to this Section 5.

The directors of the corporation, subject to any restrictions contained in (a) the General Corporation Law of Delaware or (b) the certificate of incorporation, may declare and pay dividends upon the shares of its capital stock. Dividends may be paid in cash, in property, or in shares of the corporation's capital stock. |
Class of Security	Class B Common Stock
Securities Authorized	10,000,000
Securities Outstanding	0
Voting Rights	Holders of Class B Common Stock are not entitled to vote on any matters submitted to a vote of the

	stockholders, including the election of directors, except as required by Delaware Law.
Other Rights & Terms	The directors of the corporation, subject to any restrictions contained in (a) the General Corporation Law of Delaware or (b) the certificate of incorporation, may declare and pay dividends upon the shares of its capital stock. Dividends may be paid in cash, in property, or in shares of the corporation's capital stock.

What it Means to be a Minority Holder

As an investor in Class B Common Stock of the company, you will not have any rights in regard to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO or other public offering registered with the SEC;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Transfer Agent

The company has selected DealMaker Transfer Agent, LLC., an SEC-registered securities transfer agent, to act as its transfer agent. They will be responsible for keeping track of who owns the company's securities

DILUTION

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2021 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2022 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the aggregate total amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Valuation

As discussed in "Dilution" above, the valuation of the company will determine the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.
There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

How we determined the offering price

The offering price for our current offering was determined based on the following information:

The Company conducted an internal analysis of its prior funding, technology growth, partnerships, development and team, as well as historical revenue and revenue forecast when determining the valuation of this offering. Ultimately, this analysis generally followed the earnings approach listed in the above section.

REGULATORY INFORMATION

Disqualification

Neither the company nor any of its officers or managing members are disqualified from relying on Regulation Crowdfunding.

Annual reports

The company plans to file its Form C-AR report with the SEC. These annual reports along with future reports will be posted on the company's website: www.stingrayrobb.com

Compliance failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

INVESTING PROCESS

Information Regarding Length of Time of Offering

Investment Confirmation Process: In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with the Escrow Agent until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

The Company will notify Investors when the Target Amount has been reached. If the Company reaches the Target Amount prior to the Offering Deadline, it may close the Offering early provided (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Amount on the date of the expedited Offering Deadline.

Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period, and investors will receive their securities from the issuer in exchange for their investment.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the company reaching its offering target, the company making an early closing, the company making material changes to its Form C, and the offering closing at its target date.

Material Changes: Material changes to an offering include but are not limited to:

A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled, and the funds will be returned.

Rolling and Early Closings: The company may elect to undertake rolling closings, or an early closing after it has received investment interests for its target offering amount, and 21 days from the offering's initiation has passed. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the company, and issuance of securities to the investors. During this time, the company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2500 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Updates

Information regarding updates to the offering and to subscribe can be found here, www.stingrayrobb.com/invest